As filed with the U.S. Securities and Exchange Commission on December 5, 2019

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

GDS Holdings Limited

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11, New York, New York 10179

Telephone (800) 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

Telephone: +1-800-221-0102

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

JPMorgan Chase Bank, N.A.
383 Madison Avenue, Floor 11 New York, New York 10179 Tel. No. (800) 990-1135

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☒

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing eight Class A ordinary shares par value $0.00005 per share of GDS Holdings Limited	20,000,000 American Depositary Shares	$0.05	$1,000,000	$129.80

(1)	Each unit represents one American Depositary Share.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4) and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraph (14)

(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

Statement that GDS Holdings Limited is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly files certain reports with the Securities and Exchange Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C.	Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)	Form of Deposit Agreement. Deposit Agreement, dated as of November 1, 2016 (the “Deposit Agreement”), among GDS Holdings Limited, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all holders from time to time of ADRs issued thereunder (the “Deposit Agreement”), including the form of American Depositary Receipt attached as Exhibit A thereto. The form of the Deposit Agreement was previously filed as Exhibit (a) to the Registration Statement on Form F-6 (File No. 333-214177), initially filed with the Securities and Exchange Commission on October 19, 2016 and incorporated herein by reference.

(b)	Letter Agreement. Letter Agreement, dated September 25, 2018, from GDS Holdings Limited to the Depositary pursuant to the Deposit Agreement to change the Company's agent for service of process. Previously filed as Exhibit (b) to Post-Effective Amendment No. 1, filed with the Securities and Exchange Commission on October 1, 2018, to the Registration Statement on Form F-6 (File No. 333-214177), initially filed with the Securities and Exchange Commission on October 19, 2016, and incorporated herein by reference.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Pepper Hamilton LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney for certain officers and directors of the Registrant. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 5, 2019.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By: JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ James A. Kelly III
Name: James A. Kelly III
Title: Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, GDS Holdings Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong on December 5, 2019.

By:	/s/ William Wei Huang
Name: William Wei Huang
Title: Chairman and Chief Executive Officer

Each person whose signature appears below constitutes and appoints each of William Wei Huang and Daniel Newman as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of American depositary shares representing eight Class A ordinary shares, par value $0.00005 per ordinary share, of the registrant (the “ADSs”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-6 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such ADSs, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William Wei Huang	Chairman and Chief Executive Officer	December 5, 2019
William Wei Huang	(principal executive officer)

/s/ Daniel Newman	Chief Financial Officer (principal	December 5, 2019
Daniel Newman	financial and accounting officer)

/s/ Sio Tat Hiang	Vice-Chairman and Director	December 5, 2019
Sio Tat Hiang

/s/ Satoshi Okada	Director	December 5, 2019
Satoshi Okada

/s/ Bruno Lopez	Director	December 5, 2019
Bruno Lopez

/s/ Lee Choong Kwong	Director	December 5, 2019
Lee Choong Kwong

/s/ Lim Ah Doo	Director	December 5, 2019
Lim Ah Doo
/s/ Bin Yu	Director	December 5, 2019
Bin Yu

/s/ Zulkifli Baharudin	Director	December 5, 2019
Zulkifli Baharudin

/s/ Chang Sun	Director	December 5, 2019
Chang Sun

/s/ Gary J. Wojtaszek	Director	December 5, 2019
Gary J. Wojtaszek

/s/ Judy Qing Ye	Director	December 5, 2019
Judy Qing Ye

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of GDS Holdings Limited has signed this Registration Statement in New York, New York, on December 5, 2019.

Authorized U.S. Representative
Cogency Global, Inc.

By:	/s/ Richard Arthur
Name: Richard Arthur
Title: Assistant Secretary

INDEX TO EXHIBITS

Exhibit Number

(d)	Opinion of Pepper Hamilton LLP, counsel to the Depositary, as to the legality of the securities to be registered.

(e)	Certification under Rule 466.